As filed with the Securities and Exchange Commission on September 24, 2008
Securities Act File No. 333-150026

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

 ☒  Post-Effective Amendment No. 1

(Check appropriate box or boxes)

BLACKROCK FUNDSSM
(Exact Name of Registrant as Specified in Charter)

100 Bellevue Parkway
Wilmington, Delaware 19809
(Address of Principal Executive Office)
Telephone Number: (800) 441-7762
(Area Code and Telephone Number)

Donald C. Burke
BlackRock Funds
100 Bellevue Parkway
Wilmington, Delaware 19809
(Name and Address of Agent for Service)

_________________

Copies to:

Frank P. Bruno, Esq. Sidley Austin llp 787 Seventh Avenue New York, New York 10019-6018	Howard B. Surloff, Esq. BlackRock Advisors, LLC 100 Bellevue Parkway Wilmington, Delaware 19809

No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940.

      This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-150026) (the “N-14 Registration Statement”) consists of the following:

      (1)   Facing Sheet of this Registration Statement.

      (2)   Part C of this Registration Statement (including signature page).

      Parts A and B to the N-14 Registration Statement are unchanged from the Combined Proxy Statement and Prospectus filed on May 9, 2008 contained in Pre-Effective Amendment No. 1 to the Fund's N-14 Registration Statement.

      This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin llp, counsel for the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of BlackRock Technology Fund, Inc. into BlackRock Science & Technology Opportunities Portfolio (formerly, BlackRock Global Science & Technology Opportunities Portfolio), a portfolio of BlackRock FundsSM.

PART C

OTHER INFORMATION

Item 15. Indemnification

Indemnification of the Registrant’s principal underwriter against certain losses is provided for in Section 9 of the Distribution Agreement. Indemnification of the Registrant’s Custodian, Transfer Agent and Administrators is provided for, respectively, in Section 12 of the Custodian Agreement, Section 12 of the Transfer Agency Agreement and Section 9 of the Administration Agreement. The Registrant intends to obtain from a major insurance carrier a trustees’ and officers’ liability policy covering certain types of errors and omissions.

Additionally, Section 9.3 of the Registrant’s Declaration of Trust provides that the Registrant shall indemnify each of its trustees against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while as a trustee or thereafter, by reason of his being or having been such a trustee except with respect to any matter as to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties, provided that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Registrant shall have received a written opinion from independent legal counsel approved by the trustees to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of bad faith had been adjudicated, it would in the opinion of such counsel have been adjudicated in favor of such person. The rights accruing to any person under these provisions shall not exclude any other right to which he may be lawfully entitled, provided that no person may satisfy any right of indemnity or reimbursement hereunder except out of the property of the Registrant. The trustees may make advance payments in connection with the indemnification under Section 9.3, provided that the indemnified person shall have given a written undertaking to reimburse the Registrant in the event it is subsequently determined that he is not entitled to such indemnification.

The trustee of the Registrant indemnifies officers, representatives and employees of the Registrant to the same extent that the trustees are entitled to indemnification pursuant to Section 9.3 of the Declaration of Trust.

Under Massachusetts law, shareholders of a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. However, the Declaration of Trust provides that shareholders shall not be subject to any personal liability in connection with the assets of the Registrant for the acts or obligations of the Registrant, and that every note, bond, contract, order or other undertaking made by the Registrant shall contain a provision to the effect that the shareholders are not personally liable thereunder. The Declaration of Trust provides for indemnification out of the trust property of any shareholder held personally liable solely by reason of his being or having been a shareholder and not because of his acts or omissions or some other reason. The Declaration of Trust also provides that the Registrant shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Registrant, and shall satisfy any judgment thereon.

The Declaration of Trust further provides that all persons having any claim against the trustees or the Registrant shall look solely to the trust property for payment; that no trustee of the Registrant shall be personally liable for or on account of any contract, debt, tort, claim, damage, judgment or decree arising out of or connected with the administration or preservation of the trust property or the conduct of any business of the Registrant; and that no trustee shall be personally liable to any person for any action or failure to act except by reason of his own bad faith, willful misfeasance, gross negligence or reckless disregard of his duties as a trustee. With the exception stated, the Declaration of Trust provides that a trustee is entitled to be indemnified against all liabilities and expenses reasonably incurred by him in connection with the defense or disposition of any proceeding in which he may be involved or with which he may be threatened by reason of his being or having been a trustee, and that the Registrant will indemnify officers, representatives and employees of the Registrant to the same extent that trustees are entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits
Exhibit Number			Description
1	(a)	—	Declaration of Trust of the Registrant dated December 22, 1988. (a)
	(b)	—	Amendment No. 1 to Declaration of Trust dated May 4, 1989. (b)
	(c)	—	Amendment No. 2 to the Declaration of Trust dated December 23, 1993. (c)
	(d)	—	Amendment No. 3 to the Declaration of Trust dated January 5, 1996. (d)
	(e)	—	Amendment No. 4 to the Declaration of Trust dated December 23, 1997. (e)
2		—	Amended and Restated Code of Regulations of the Registration. (f)
3		—	Not applicable.
4		—
Form of Agreement and Plan of Reorganization by and between the Registrant, on behalf of BlackRock Global Science & Technology Opportunities Portfolio (“Global Science”) and BlackRock Technology Fund, Inc., a Maryland corporation (“Technology Fund”) (included as Appendix B to the Proxy Statement and Prospectus included in Pre-Effective Amendment No. 1 to this Registration Statement).

5		—	Sections V, VIII and IX of Registrant’s Declaration of Trust dated December 22, 1988. (a)
6	(a)	—	Form of Investment Advisory Agreement between the Registrant and BlackRock Advisors, LLC relating to existing Portfolios except Strategic Portfolio I and Index Equity Portfolio. (g)
	(b)	—	Form of Sub-Advisory Agreement between BlackRock Advisors, LLC and BlackRock Financial Management, Inc. with respect to the Bond Portfolios. (g)
7	(a)	—	Distribution Agreement between the Registrant and BlackRock Distributors, Inc. dated as of January 2, 2001. (h)
	(b)	—	Form of Cooperation Agreement among the Registrant, BlackRock Advisors, LLC and UBS AG. (i)
8		—	None.
9	(a)	—	Amended and Restated Custodian Agreement dated February 10, 2004 between BlackRock Funds and PFPC Trust Company. (j)
	(b)	—	Sub-Custodian Agreement dated April 27, 1992 among the Registrant, PNC Bank, National Association and The Chase Manhattan Bank. (k)
	(c)	—	Global Custody Agreement between Barclays Bank PLC and PNC Bank, National Association dated June 13, 1983. (l)
	(d)	—	Custodian Agreement between State Street Bank and Trust Company and PNC Bank, National Association dated June 13, 1983. (l)
	(e)	—	Amendment No. 1 to the Custodian Agreement between State Street Bank and Trust Company and PNC Bank, National Association dated November 21, 1989. (m)
	(f)	—	Sub-custodial Services Agreement dated January 10, 1996, between PNC Bank, National Association and Citibank, N.A. (n)
10	(a)	—	Amended and Restated Distribution and Service Pan for Service, Series A Investor, Series B Investor, Series C Investor, Institutional, HL and BlackRock Shares. (o)
	(b)	—	Form of Appendix A to the Amended and Restated Distribution and Service Plan. (p)
	(c)	—	Amended and Restated Plan Pursuant to Rule 18f-3 for Operation of a Multi-Class Distribution System. (q)
11		—	Opinion of Bingham McCutchen LLP, special Massachusetts counsel to the Registrant. (r)
12		—	Tax opinion of Sidley Austin llp, tax counsel for the Registrant, and BlackRock Technology Fund, Inc.*
13		—	None.
14	(a)	—	Consent of Deloitte & Touche, LLP, independent registered public accounting firm for Global Science. (s)
	(b)	—	Consent of Deloitte & Touche, LLP, independent registered public accounting firm for Technology Fund. (s)
15		—	None.
16		—	Power of Attorney (included on the signature page to the Registrant's Registration Statement on Forn N-14 (File No. 333-150027).
17	(a)	—	Amended and Restated Administration Agreement dated February 10, 2004 among the Registrant, BlackRock Advisors, LLC and PFPC Inc. (t)
	(b)	—	Share Acquisition Agreement dated April 29, 1998 by and among the Registrant and PNC Bank, National Association and PNC Bank, Delaware, respectively, each as trustee for certain of the common trust funds listed therein. (u)
	(c)	—	Form of Expense Limitation Agreement dated as of January 28, 2004 by and between the Registrant and BlackRock Advisors, LLC. (v)

(d)	—	Schedule A to Expense Limitation Agreement. (w)
(e)	—	Form of Shareholders’ Administrative Services Agreement between the Registrant and BlackRock Advisors, LLC. (x)
(f)	—	Code of Ethics of BlackRock, Inc. (y)
(g)	—	Code of Ethics of BlackRock Distributors. (z)
(h)	—	Prospectus for Investor Class Shares, Prospectus for Institutional Shares, Prospectus for R Shares and Statement of Additional Information of Global Science, each dated January 1, 2008. (aa)
(i)	—	Prospectus and Statement of Additional Information of Technology Fund, each dated July 23, 2007. (bb)
(j)	—	Annual Report to Shareholders of Global Science for the fiscal year ended September 30, 2007. (cc)
(k)	—	Annual Report to Shareholders of Technology Fund for the fiscal year ended March 31, 2007. (dd)
(l)	—	Semi-Annual Report to Shareholders of Technology Fund for the six months ended September 2007. (ee)
(m)	—	Form of Proxy. (ff)

_______________

*	Filed herewith.

(a)	Incorporated by reference to Exhibit (1)(a) to Post-Effective Amendment No. 33 to the Registrant’s Registration Statement on Form N1-A filed on January 27, 1998 (the “Registration Statement”).

(b)	Incorporated by reference to Exhibit (1)(b) to Post-Effective Amendment No. 33 to the Registrant’s Registration Statement.

(c)	Incorporated by reference to Exhibit (1)(c) to Post-Effective Amendment No. 33 to the Registrant’s Registration Statement.

(d)	Incorporated by reference to Exhibit (1)(d) to Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-1A (No. 33-26305) filed on October 18, 1996.

(e)	Incorporated by reference to Exhibit (1)(e) to Post-Effective Amendment No. 33 to Registrant’s Registration Statement.

(f)	Incorporated by reference to Exhibit 2(a) to Post-Effective Amendment No. 97 to Registrant’s Registration Statement on Form N-1A filed on September 19, 2006.

(g)	Incorporated by reference to Exhibit 4(a) to Post-Effective Amendment No. 100 to Registrant’s Registration Statement on Form N-1A filed on October 13, 2006.

(h)	Incorporated by reference to Exhibit 4(c) to Post-Effective Amendment No. 59 to Registrant’s Registration Statement on Form N-1A filed on January 29, 2001.

(i)	Incorporated by reference to Exhibit 5(c) to Post-Effective Amendment No. 91 to Registrant’s Registration Statement on Form N-1A filed on January 31, 2005.

(j)	Incorporated by reference to Exhibit 7(a) to Post-Effective Amendment No. 86 to Registrant’s Registration Statement on Form N-1A filed on November 3, 2004.

(k)	Incorporated by reference to Exhibit 8(e) to Post-Effective Amendment No. 34 to Registrant’s Registration Statement on Form N-1A filed on February 13, 1998.

(l)	Incorporated by reference to Exhibit 8(f) of Post-Effective Amendment No. 33 to Registrant’s Registration Statement on Form N-1A filed on January 27, 1998.

(m)	Incorporated by reference to Exhibit 8(g) of Post-Effective Amendment No. 34 to Registrant’s Registration Statement on Form N-1A filed on February 13, 1998.

(n)	Incorporated by reference to Exhibit 8(j) to Post-Effective Amendment No. 27 to Registrant’s Registration Statement on Form N-1A filed on January 28, 1997.

(o)	Incorporated by reference to Exhibit 13(a) to Post-Effective No. 86 to Registrant’s Registration Statement on Form N-1A filed on November 3, 2004.

(p)	Incorporated by reference to Exhibit 13(b) to Registrant’s Registration Statement on Form N-1A filed on December 18, 2006.

(q)	Incorporated by reference to Exhibit 14(a) to Post-Effective Amendment No. 97 to Registrant’s Registration Statement on Form N-1A filed on September 19, 2006.

(r)	Filed on April 1, 2008 as an Exhibit to Registrant’s Registration Statement on Form N-14 (File No. 333-150027)

(s)	Filed on May 9, 2008 as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.

(t)	Incorporated by reference to Exhibit 8(a) of Post-Effective Amendment No. 86 to Registrant’s Registration Statement on Form N-1A filed on November 3, 2004.

(u)	Incorporated by reference to Exhibit 9(l) of Post-Effective Amendment No. 36 to Registrant’s Registration Statement on Form N-1A filed on April 29, 1998.

(v)	Incorporated by reference to Exhibit 8(k) of Post-Effective Amendment No. 72 to the Registrant’s Registration Statement on form N-1A filed on February 11, 2004.

(w)	Incorporated by reference to Exhibit 8(e) of Post-Effective Amendment No. 101 to Registrant’s Registration Statement on Form N-1A filed on December 18, 2006.

(x)	Incorporated by reference to Exhibit 8(p) of Post-Effective Amendment No. 91 to Registrant’s Registration Statement on Form N-1A filed on January 31, 2005.

(y)	Incorporated by reference to Exhibit 16(b) of Post-Effective Amendment No. 94 to Registrant’s Registration Statement on Form N-1A filed on January 27, 2006.

(z)	Incorporated by reference to Exhibit 16(c) of Post-Effective Amendment No. 58 to Registrant’s Registration Statement on Form N-1A filed on November 14, 2000.

(aa)	Incorporated by reference to Prospectuses filed pursuant to Rule 497 on February 4, 2008 and the Statement of Additional Information filed pursuant to Rule 497 on February 6, 2008.

(bb)	Incorporated by reference to the Prospectuses and Statement of Additional Information of Technology Fund filed pursuant to Rule 497 on July 25, 2007.

(cc)	Incorporated by reference to the Form N-CSR filed by the Registrant on December 31, 2007.

(dd)	Incorporated by reference to the Form N-CSR filed by Technology Fund on December 7, 2007.

(ee)	Filed on April 1, 2008 as Exhibit 17(m) to the N-14 Registration Statement.

Item 17. Undertakings

        (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

        (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

        (3) The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the reorganization within a reasonably prompt time after receipt of such opinion.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 18 day of September, 2008.

BlackRock funds,
on behalf of its portfolio,
blackrock science & technology opportunities portfolio
(Registrant)

By: /s/ Donald C. Burke
(Donald C. Burke, President)

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Donald C. Burke	President	9/18/08
(Donald C. Burke)	(Principal Executive Officer)

/s/ Neal Andrews	Chief Financial Officer	9/18/08
(Neal Andrews)	(Principal Financial Officer)

/s/David O. Beim*	Trustee
(David O. Beim)

/s/Ronald W. Forbes*	Trustee
(Ronald W. Forbes)

/s/Dr. Matina Horner*	Trustee
(Dr. Matina Horner)

/s/Rodney D. Johnson*	Trustee
(Rodney D. Johnson)

/s/Herbert I. London*	Trustee
(Herbert I. London)

/s/Cynthia A. Montgomery*	Trustee
(Cynthia A. Montgomery)

/s/Joseph P. Platt*	Trustee
(Joseph P. Platt, Jr.)

/s/Robert C. Robb, Jr.*	Trustee
(Robert C. Robb, Jr.)

/s/Toby Rosenblatt*	Trustee
(Toby Rosenblatt)

/s/Kenneth L. Urish*	Trustee
(Kenneth L. Urish)

/s/Frederick W. Winter*	Trustee
(Frederick W. Winter)

/s/Richard S. Davis*	Trustee
(Richard S. Davis)

/s/Henry Gabbay*	Trustee
(Henry Gabbay)

*By: /s/ Donald C. Burke		9/18/08
(Donald C. Burke, Attorney-in-Fact)

EXHIBIT INDEX

Exhibit Number		Description
12	—	Tax opinion of Sidley Austin LLP, tax counsel for the Registrant and BlackRock Funds.